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SECU ... OMMISSION

03013111

ANN ... EPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 23082

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

R. LEWIS SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

950 THIRD AVENUE
(No. and Street)

NEW YORK (City) NY (State) 10022 (Zip Code)

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

VALENTINE J. MATEOS (212) 750-35[illegible]
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CONROY, SMITH & CO.
(Name — *if individual, state last, first, middle name*)

26 BROADWAY (Address) NEW YORK (City) NY (State) 10004 (Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 27 2003
WASH, D.C.
165

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY
MAR 12 2003

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

MAR 12 2003

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Lewis Rabinowitz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of R. Lewis Securities, Inc., as of December 31, ~~19~~ 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

Shaliza Yadali
Notary Public, State of New York
No. 01YA6010114
Qualify in Queens County
My Commission Expires July 13, ~~2000~~ 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

R. LEWIS SECURITIES, INC.

FINANCIAL STATEMENTS AND
INDEPENDENT AUDITORS' REPORT

AS OF DECEMBER 31, 2002 AND 2001

CS

CONROY, SMITH & CO.

certified public accountants

INDEPENDENT AUDITORS' REPORT

Board of Directors
R. Lewis Securities, Inc.

We have audited the accompanying statements of financial position of R. Lewis Securities, Inc. as of December 31, 2002 and 2001, and the related statements of income, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of R. Lewis Securities, Inc. as of December 31, 2002 and 2001, and the results of its operations, changes in stockholders' equity, and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in supplementary schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.

Certified Public Accountants

February 11, 2003
New York, NY

26 BROADWAY, NEW YORK, NY 10004 ◆ 212.425.2185 ◆ FAX 201.488.7360 ◆ CONSMITH@MSN.COM

R. LEWIS SECURITIES, INC.

FINANCIAL POSITION

AS OF DECEMBER 31, 2002 AND 2001

ASSETS

	2002	2001
Cash and cash equivalents	$ 18,563	$ 73,859
Securities owned, at market value	-	50,579
Receivable from brokers or dealers	127,982	20,338
Equipment, net	9,939	-
Other assets	29,300	29,871
Total assets	$185,784	$174,647

LIABILITIES AND STOCKHOLDERS' EQUITY

	2002	2001
Accrued expenses and accounts payable	$ 10,819	$ 10,819
Total liabilities	$ 10,819	$ 10,819
Stockholders' equity:		
Common stock - no par value, authorized 2,000 shares; issued and outstanding 100 shares	$ 50,000	$ 50,000
Paid-in-capital	66,000	66,000
Retained earnings	58,965	47,828
Total stockholders' equity	$174,965	$163,828
Total liabilities and stockholders' equity	$185,784	$174,647

See the accompanying notes to financial statements.

R. LEWIS SECURITIES, INC.

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
Revenues:		
Commissions	$248,115	$262,214
Net commission trader income	91,201	81,444
Syndication	500	7,200
Interest and dividends	494	5,687
Fee income	251,049	284,926
	$591,359	$641,471
Expenses:		
Employee compensation and benefits	$321,826	$407,653
Communications	10,417	2,718
Taxes, other than income	17,647	21,588
Other operating expenses	225,304	198,850
	$575,194	$630,809
Net income before income taxes	$ 16,165	$ 10,662
Provision for income taxes	5,028	6,663
Net income	$ 11,137	$ 3,999

See the accompanying notes to financial statements.

R. LEWIS SECURITIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	Common Stock	Paid-in Capital	Retained Earnings	Total
Balance, January 1, 2001	$50,000	$66,000	$43,829	$159,829
Net income	-	-	3,999	3,999
Balance, December 31, 2001	$50,000	$66,000	$47,828	$163,828
Net income	-	-	11,137	11,137
Balance, December 31, 2002	$50,000	$66,000	$58,965	$174,965

See the accompanying notes to financial statements.

R. LEWIS SECURITIES, INC.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
Cash Flows From Operating Activities:		
Net income	$ 11,137	$ 3,999
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	4,970	-
Decrease in securities owned	50,579	1,735
(Increase) decrease in receivable from brokers or dealers	(107,644)	19,147
Decrease (increase) in other assets	571	(571)
Increase (decrease) in accrued expense and accounts payable	-	204
Net cash (used in) provided by operating activities	($ 40,387)	$24,514
Cash Flows From Investing Activities:		
Purchase of equipment	($ 14,909)	-
Net cash used in investing activities	($ 14,909)	-
Net (decrease) increase in cash	($ 55,296)	$24,514
Cash and cash equivalents, beginning of year	73,859	49,345
Cash and cash equivalents, end of year	$ 18,563	$73,859

Supplemental cash flow information: Income taxes paid during the years ended December 31, 2002 and 2001 amounted to $3,393 and $5,630, respectively.

See the accompanying notes to financial statements.

R. LEWIS SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1. Summary of Significant Accounting Policies

Description of Business

The company is an introducing broker and has a standard agreement with its clearing broker, all securities are introduced and cleared on a fully disclosed basis through the clearing broker.

Securities Transactions

Securities transactions are recorded on a settlement date basis, generally the third business day following the transaction date; however, transactions are reviewed on a trade-date basis for significant changes.

Income Taxes

The company has elected S corporation status for federal income tax purposes, whereby the corporate income or loss is reported on the personal return of the shareholder. Provision has been made for corporate taxes imposed by other taxing jurisdictions.

Cash Equivalents

For purposes of the statements of cash flows, the company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Equipment

Equipment is stated at cost. Depreciation is provided over the estimated useful lives of the assets using the straight-line method.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

R. LEWIS SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
(Continued)

Note 1. Summary of Significant Accounting Policies (Continued)

Concentration of Credit Risk

R. Lewis' financial instruments that are potentially exposed to concentrations of credit risk consists primarily of cash, securities and accounts receivable. The company places its cash and securities with quality financial institutions. The company's accounts receivable consists of an amount due from their clearing broker. As a consequence, concentration of credit risk is limited.

Note 2. Equipment

As of December 31, 2002 equipment consisted of the following:

Computer equipment	$14,909
Accumulated depreciation	(4,970)
	$ 9,939

Depreciation expense amounted to $4,970 for the year ended December 31, 2002.

Note 3. Employee Profit Sharing Plan

Employees of the company participate in a profit sharing plan covering all employees with three months service. Contributions are made to the plan at the discretion of the company's Board of Directors. No contributions were made by the company for the plan years ended July 31, 2002 and 2001.

Note 4. Net Capital Requirements

The company is subject to the Securities and Exchange Commissions Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2002, the company had net capital of $135,726 which was $35,726 in excess of its required net capital. The company's net capital ratio was .080 to 1.

R. LEWIS SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
(Continued)

Note 5. Commitment and Subsequent Event

During 2002 the company entered into a lease agreement for office space on a month to month agreement. This lease has an eight month exit clause. The lease calls for monthly payments of $6,900 per month. The minimum future payments under this lease are as follows:

Year	Amount
2003	$69,000

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2002

R. LEWIS SECURITIES, INC.

SCHEDULE OF COMPUTATION OF NET CAPITAL UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-1

AS OF DECEMBER 31, 2002

Net Capital

Total stockholders' equity	$174,965
Total stockholders' equity qualified for net capital	$174,965
Deductions and/or charges:	
Non-allowable assets:	
Equipment	9,939
Other assets	29,300
Net capital	$135,726

Computation of Basic Net Capital Requirement

Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 722
Minimum dollar net capital required	$100,000
Excess net capital	$ 35,726

Computation of Aggregate Indebtedness

Total A.I. liabilities	$ 10,819
Percent of aggregate indebtedness to net capital	8.0

Reconciliation of Computation of Net Capital Under Securities and Exchange Commission Rule 15c3-1

There are no material differences between the firms X-17a(5) Part II(A) filing and the audited balances.

R. LEWIS SECURITIES, INC.

SCHEDULE OF COMPUTATION OF RESERVE REQUIREMENTS UNDER EXHIBIT A OF SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

AS OF DECEMBER 31, 2002

The firm is engaged in a general securities business and carried no customer accounts on its books. All customer transactions are cleared through another stock brokerage firm on a fully disclosed basis.

Schedule III

R. LEWIS SECURITIES, INC.

SCHEDULE RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

AS OF DECEMBER 31, 2002

The firm is engaged in a general securities business and carried no customer accounts on its books. All customer transactions are cleared through another stock brokerage firm on a fully disclosed basis and the firm does not have possession of customer securities.

CONROY, SMITH & CO.

certified public accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

The Board of Directors
R. Lewis Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of R. Lewis Securities, Inc. (the "Company"), for the year ended December 31, 2002, we considered its internal control structure, including control activities safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

26 BROADWAY, NEW YORK, NY 10004 ◆ 212.425.2185 ◆ FAX 201.488.7360 ◆ CONSMITH@MSN.COM

Because of inherent limitations in internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

Our opinion recognizes that it is not practicable in a company the size of R. Lewis Securities, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control, and alternatively, greater reliance must be placed on surveillance by management. This report is intended solely for the use of management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Conroy, Smith & Co.

February 11, 2003
New York, NY